Stradley Ronon Stevens & Young, LLP 2000 K Street, N.W., Suite 700 Washington, D.C. 20006 Telephone 202-822-9611 Fax 202-822-0140 www.stradley.com

Jessica D. Burt, Esquire
202.419.8409
jburt@stradley.com
April 18, 2022

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-9303

Attention:	Ms. Rebecca Marquigny, Esquire
Re: Nationwide Variable Insurance Trust
File Nos. 002-73024 and 811-03213

Dear Ms. Marquigny:

On behalf of Nationwide Variable Insurance Trust (the “Registrant”) and its series the NVIT J.P. Morgan Digital Evolution Strategy Fund, NVIT J.P. Morgan Innovators Fund, NVIT J.P. Morgan Large Cap Growth Fund, and NVIT J.P. Morgan US Technology Leaders Fund (the “Funds”), below you will find the Registrant’s responses to the comments conveyed by you on February 23, 2022 with regard to Post-Effective Amendment No. 247 (the “Amendment”) to the Registrant’s registration statement on Form N-1A.  The Amendment was filed with the U.S. Securities and Exchange Commission (the “SEC”) on January 12, 2022, pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 485(a)(2) under the Securities Act of 1933, as amended (the “Securities Act”).
Below we have provided your comments and the Registrant’s response to each comment.  These responses will be incorporated into a post-effective amendment filing to be made pursuant to Rule 485(b) of the Securities Act.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment.

U.S. Securities and Exchange Commission

Prospectus

General

1) Comment: Please provide the Staff with completed fee tables and expense examples for each Fund.  The Staff may have further comments.

Response: Registrant has included the completed fee tables and expense examples for each Fund as an exhibit to this correspondence.

Principal Investment Strategies and Principal Risks

NVIT J.P. Morgan Digital Evolution Strategy Fund

2) Comment: The Staff notes that the term “digital evolution” in the name of the Fund triggers Section 35(d) of the Investment Company Act of 1940 (the “1940 Act”) and Rule 35d-1 thereunder.  In this regard, the Staff is of the view that adding the term “strategy” to the end of the Fund’s name does not relieve the Fund of the Names Rule’s 80% requirement; rather, the disclosure should include a policy to invest under normal circumstances at least 80% of its net assets plus borrowing for investment purposes in the particular type of investment or investments in a particular industry or industries suggested by the Fund’s name.  In addition, please define the term “digital evolution” so that investors have a reasonably clear understanding of what is covered by the scope of the 80% policy.

Response: Registrant respectfully declines to revise the Fund’s disclosure to include an 80% policy related to “digital evolution.”  Registrant does not believe the term “digital evolution” implicates Rule 35d-1(a)(2), which requires that a fund with a “name suggesting that the [f]und focuses its investments in a particular type of investment or investments, or in investments in a particular industry or group of industries,” adopt a policy to invest, under normal circumstances, at least 80% of the value of the fund’s net assets plus borrowings for investment purposes in the types of investments or industries suggested by the fund’s name.  The Rule 35d-1 adopting release clarifies the Rule’s requirements by providing examples of fund names that would be subject to the Rule:

We are adopting, substantially as proposed, the requirement that an investment company with a name that suggests that the company focuses its investments in a particular type of investment (e.g., the ABC Stock Fund or XYZ Bond Fund) or in investments in a particular industry (e.g., the ABC Utilities Fund or the XYZ Heath Care Fund) invest at least 80% of its assets in the type of investment suggested by the name [emphasis added].

Registrant does not believe that the term “digital evolution” suggests a particular type of investment.  Rule 35d-1 interprets “types of investments” to mean distinct asset classes, such as stocks or bonds.  “Digital evolution” is not an asset class, and there are no

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widely known “digital evolution” securities.  Registrant believes that “digital evolution” refers to a strategy of the Fund (e.g., similar to funds that may invest in “growth” or “value” securities), rather than a type of investment that would be subject to Rule 35d-1 under the 1940 Act and any corresponding requirements to specifically define, or provide specific criteria, with respect to such investment.  Registrant believes this view is consistent with the Rule 35d-1 adopting release and the “Staff’s Frequently Asked Questions about Rule 35d-1,” which clarify that the requirement to include an 80% investment policy does not apply to various terms in fund names that signify types of investment strategies as opposed to particular types of investments.

Registrant respectfully submits that the term “digital evolution” does not suggest any one industry or group of industries, as the entire market is impacted by “technology-related products, services and processes that enhance mobility and connectivity.”  The disclosure lists the different industries in which the Fund concentrates (i.e., invests more than 25% of its assets), which are all classified as distinct industries or industry groups by the MSCI Global Industry Classification Standard: semiconductor, semiconductor equipment, hardware, software, information technology services, communications equipment, social media, biotechnology and interactive media.  Registrant notes that “digital” is not recognized as an industry or group of industries by the MSCI Global Industry Classification Standard.  Rather, there are likely to be many companies in whose stock the Fund may invest that are not part of the same industry.

3) Comment: As written, portions of the Fund’s principal investment strategies disclosure are described in terms that are difficult for retail investors to understand.  Please clarify in plain English what is meant by “companies whose strategies may benefit from the development of technology-related products, services and processes that enhance mobility and connectivity.”  Additionally, please explain what demonstrates that a company is “well positioned to capitalize on structural shifts across technology sector industries.”  These statements do not adequately identify the types of investment exposures the Fund may encounter or how those exposures will change over time.  In your response letter, please include revised disclosure that provides a more practical and relevant explanation of the anticipated portfolio holdings and the process for identifying them.

Response: Registrant has revised the Item 9 disclosure as follows:

The subadviser seeks to invest in companies that it believes create, service or employ innovative technologies and the infrastructure to support them.  In managing the Fund, the subadviser employs a research-driven approach to identify a portfolio of companies well positioned to capitalize on structure shifts across technology sector industries.  In selecting stocks, the subadviser seeks companies that meet the following criteria:

•	attractive market opportunity;
•	increasing market share;

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•	profitable growth; and
•	attractive expected returns driven by earnings and capital return.

4) Comment: As “technology sector concentration” is identified as a principal risk, consider inserting the word “technology” before the word “industries” in the second sentence of the Fund’s principal investment strategy for clarity and consistency.   If the Fund intends to retain discretion over whether to concentrate in any one of the industries in this group, please: (1) describe more clearly the circumstances under which the Fund intends to concentrate in any one of the industries in this group; and (2) clarify supplementally why the primary economic characteristics of the industries are not materially different from one another.

Response: Registrant has revised the disclosure as requested.  Registrant notes that the Fund’s concentration in any one of the industries in this group is determined by its stock selection process, the criteria of which are listed in the response to comment 3 above.

5) Comment: The Fund’s principal investment strategy states, “The Fund also may invest in securities of foreign companies that are denominated in U.S. dollars.”  It is unclear whether this statement refers to American Depositary Receipts.  If so, please state that directly and provide a corresponding principal risk for investing in depositary receipts; otherwise, please describe the category of foreign companies that function financially in U.S. dollars with greater clarity.

Response:  Registrant notes that while some of the “foreign companies that are denominated in U.S. dollars” in which the Fund invests may be in the form of American Depositary Receipts, investing in American Depositary Receipts is not a principal investment strategy of the Fund.  Therefore, Registrant respectfully declines to revise the disclosure as requested.  Registrant notes that the risks of investing in American Depositary Receipts are disclosed in Item 9 in the sub-risk “depositary receipts” under “foreign securities risk.”

6) Comment: The Fund’s principal investment strategy states that the Fund “may invest in stocks of companies of any market capitalization, including small-cap and mid-cap companies.”  Please identify the capitalization ranges applicable to the various capitalization range terms.   If these ranges vary from Fund to Fund, please include that information in the corresponding Fund’s principal strategy discussion in Item 9.  Please also provide a percentage range or otherwise clarify what the term “considerably” means in the Item 9 disclosure that states the Fund “typically invests considerably in large-cap companies and mid-cap companies.”

Response: Registrant refers the Staff to the Fund’s Item 9 disclosure, where the requested capitalization ranges are provided under “Key Terms.”  Registrant’s use of the term “considerably” is meant to describe the Fund’s principal strategy of investing in large-cap and mid-cap companies, but that the level of this investment is at the discretion of the subadviser.  Registrant notes that providing a percentage range for the

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Fund’s investments in large-cap and mid-cap companies would limit the subadviser’s ability to make investment decisions for the Fund and may be misleading, as the percentage of Fund assets invested in large-cap companies and mid-cap companies may vary under different market conditions.

7) Comment: The Fund’s principal investment strategy states, “Many, if not most, of the securities in which the Fund invests may be considered to be ‘growth’ stocks, in that they may have above-average rates of earnings growth and thus may experience above-average increases in stock prices.”  Note that the strategy references “above-average rates of earnings growth” without identifying what “above average” is relative to; please clarify.

Response:  Registrant notes that a growth stock is by definition a stock in a company that is anticipated to grow at a rate significantly above the average growth for the market.  “Average” is commonly understood to mean the central value in a set of data, which is calculated by dividing the sum of the values in the set by their number.  “Above average growth” in this context is understood to mean stocks with earnings growth greater than the market average.  Registrant respectfully declines to provide further clarification.

8) Comment: Please specifically explain what is meant by “a limited number of issuers” in the Fund’s principal investment strategy.

Response:  Registrant refers the Staff to the Fund’s principal risks disclosure under “limited portfolio holdings risk,” which states that the Fund “may invest in a relatively small number of securities” than a more diversified investment.  “Limited number of issuers” is not meant to suggest a specific number, but rather a number of issuers that, when compared to other funds’ investments, is relatively smaller and thus may lead to greater volatility than that of funds that invest in a larger number of issuers.

9) Comment: While the Fund’s principal investment strategy states that the Fund will invest considerably in mid- and large-cap companies, only “smaller company risk” is identified as principal for this Fund.  Please include a separate principal risk addressing the risks of investing in mid- and large-cap companies.

Response: Registrant notes that “smaller company risk” includes both small-cap and mid-cap companies.  Registrant directs the Staff to the first line of the Item 9 disclosure for “smaller company risk,” which states that “stocks of small- and mid-cap companies trade in lower volumes, may be less liquid, and are subject to greater or more unpredictable price changes than stocks of larger companies or the market overall.”

Registrant declines to include a separate risk for large-cap companies as Registrant believes that the risks associated with large-cap companies are adequately covered by the disclosure under “equity securities risk” and “market risk.”

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NVIT J.P. Morgan Innovators Fund

10) Comment: The Fund’s principal investment strategies state, “The Fund invests in stocks of growth companies that, in order to generate higher growth and profitability, aim to drive innovation through research and development.”  Please clarify in plain English what is meant by the referenced “growth companies.”  If possible, please consider providing examples (e.g., autonomous cars, robotic surgeons, meat alternatives, etc.) to demonstrate this concept in more tangible, relatable terms.

Response: Registrant notes that “growth” companies are defined in the second sentence of the Fund’s principal investment strategies as “those that may have above-average rates of earnings growth and thus may experience above-average increases in stock prices.”  As the Fund’s strategy states, the subadviser focuses on growth companies that use research and development to generate profitable growth.  Therefore, Registrant believes that the Fund’s strategy as written clearly describes what is meant by a growth company.  Registrant declines to provide specific examples of such growth companies because the provision of such examples may imply that the Fund is currently investing in autonomous cars, robotic surgeons, and meat alternatives, which may not be true at any given time.  The unifying factor of the companies in which the Fund invests is the companies’ use of research and development, and not any specific type of innovation.

11) Comment: In the Fund’s principal investment strategies, please describe the subadviser’s selection process and criteria more specifically.  As presented, the disclosure does not indicate the kind of information that demonstrates how a company’s use of research and development is likely to lead to profitable growth.  Please specifically explain what metrics the subadviser considers and how those metrics indicate that a company’s leadership and culture is consistent with cost-effective and lucrative innovation.  To the extent feasible, illustrate the subadviser’s investigative process and selection analysis with practical and relatable examples.

Response: Registrant has revised the Item 9 disclosure as follows:

The subadviser seeks to invest in companies of any industry that it considers use research and development to drive innovation.  As the manner in which issuers report their investments in research and development varies across companies, the subadviser seeks to identify portfolio securities using a fundamental, bottom-up approach in order to develop a deep understanding of company leadership and culture and the way it uses research and development, and to evaluate how likely such investments will lead to profitable growth.  In selecting stocks, the subadviser seeks companies that meet the following criteria:

•	attractive market opportunity;
•	increasing market share;
•	profitable growth; and

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•	attractive expected returns driven by earnings and capital return.

12) Comment: Please consider whether the Fund’s innovation focus warrants a corresponding description of the volatility and obsolescence risks tied to investing in culturally trending industries and products (e.g., meat alternatives, autonomous vehicles, social media platforms, etc.).

Response: Registrant refers the Staff to its response to comment 10 above.  The Fund’s focus is the companies’ use of research and development, and not any specific type of innovation or culturally trending industry or product.  Therefore, Registrant declines to add the requested risks.  As stated above, the Registrant declines to provide specific examples as the Registrant feels that such examples may imply that the Fund currently invests in meat alternatives, autonomous vehicles, and social media platforms, which may not be true at any given time.

NVIT J.P. Morgan Large Cap Growth Fund

13) Comment: Please add “plus borrowing for investment purposes” after “net assets” in the following sentence in the Fund’s principal investment strategies: “Under normal circumstances, the Fund invests at least 80% of its net assets, plus borrowings for investment purposes, in securities of large-cap companies, which are those with market capitalizations within the range of the Russell 1000 Growth Index at the time of purchase.”  To the extent other Funds use corresponding language, please review and revise as applicable.

Response: Registrant confirms that the Fund does not engage in any borrowings for investment purposes and, therefore, respectfully declines to revise the disclosure as requested.

14) Comment: Please add or direct the Staff to prospectus disclosure indicating the capitalization range for the Russell 1000 Growth Index as of a time reasonably close to the filing’s anticipated effective date.

Response: Registrant directs the Staff to the Fund’s Item 9 disclosure in the “Key Terms” under “large-cap companies,” which provides the capitalization range for the Russell 1000 Growth Index as of December 31, 2021.

15) Comment: The Fund’s principal investment strategy disclosure does not adequately explain the subadviser’s “growth style of investing” with clarity in terms of the stock selection process and relevant criteria.  Does the subadviser consider the company’s share price or other factors when making investment decisions or does it focus exclusively on growth?  Is there a risk that the Fund may overpay for growth that should be addressed in the risk disclosure?

U.S. Securities and Exchange Commission

Response:  Registrant has added the following sentence to the first paragraph of the Fund’s Item 9 disclosure: “The subadviser seeks stocks that have the following characteristics: (1) a large addressable market undergoing meaningful change; (2) the company has a sustainable competitive advantage and is executing well; and (3) good price momentum.”

16) Comment: The Fund’s principal investment strategies reference “positive price momentum and attractive fundamentals.”  What fundamentals is the subadviser looking at, and how does the subadviser determine they are attractive?  Please explain more concretely.

Response:  Registrant has updated the Item 9 disclosure as follows:

In managing the Fund, the subadviser uses a research-driven fundamental process and bottom-up approach to identify stocks of companies with positive price momentum and attractive fundamentals.  This fundamental analysis includes examining both an issuer’s business and its management team.

17) Comment: Please explain the Fund’s derivatives strategy with greater specificity.  In particular, please explain when and how futures contracts will be used to “more effectively gain targeted equity exposure from [the Fund’s] cash positions.”

Response: Registrant notes that Item 9(b)(2) of Form N-1A requires a fund to explain in general term how the fund’s adviser decides which securities to buy and sell.  Registrant notes that the disclosure as currently written explains in general terms how the subadviser decides to buy futures contracts, i.e., “as substitutes for [equity] securities in which the Fund may invest,” “to more effectively gain targeted equity exposure from [the Fund’s] cash positions.”  Registrant believes that no further explanation is required.

NVIT J.P. Morgan US Technology Leaders Fund

18) Comment: The Fund’s principal investment strategies do not adequately describe the criteria the subadviser uses to determine that a technology company’s “magnitude and/or duration of growth” is underappreciated by the market.  Please identify the factors the subadviser considers and explain how the subadviser applies them to make purchase and sales decision regarding the Fund’s holdings.

Response: Registrant has added the following to the third paragraph of the Fund’s Item 9 disclosure: “The subadviser seeks to add value by favoring stocks in which the portfolio management team has conviction issued by technology companies that possess the following attributes: a disruptive business model, a large addressable market, a unique sustainable competitive advantage, and a proven management team.”

19) Comment: The Fund’s principal investment strategies state, “For these purposes, a ‘U.S. company’ is one whose stock is listed on either the New York Stock Exchange or

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NASDAQ.”  In the response letter, please explain why any company that lists on either the New York Stock Exchange or NASDAQ is considered a U.S. company for purposes of the Fund’s principal strategies and the Names Rule, given that foreign companies can and do list on both exchanges.  Please specifically address why this standard is not misleading and counter to a reasonable investor’s expectations.

Response:  The Rule 35d-1 adopting release states that investment company names that suggest a focus in a particular country must meet a two-part 80% investment requirement: “Rule 35d-1, as adopted, requires that an investment company with a name that suggests that it focuses its investments in a particular country or geographic region adopt a policy to invest at least 80% of its assets in investments that are tied economically to the particular country or geographic region suggested by its name.  The investment company also must disclose in its prospectus the specific criteria that are used to select investments that meet this standard.”  The adopting release does not require a specific test to determine whether an investment is tied economically to a particular country; rather, the release allows investment companies to select the criteria used to choose investments tied economically to a particular country, as long such criteria are clearly disclosed.

The New York Stock Exchange and NASDAQ are two of the United States’ principal stock markets.  Stocks of companies listed on the two exchanges trade widely in the U.S. market.  Therefore, investments in such companies are tied economically to the United States.  The Fund has chosen a company’s listing on either the New York Stock Exchange or NASDAQ as the criteria by which it determines whether an investment is tied economically to the United States for purposes of its 80% investment policy, and such criteria is clearly disclosed in the prospectus.  As such, Registrant does not believe that this standard is misleading or counter to a reasonable investor’s expectations.

20) Comment: Please clarify in plain English what “seeking high-conviction opportunities that may emerge from technology-driven disruption” in the Fund’s strategy means.  Specifically, revise the disclosure to describe what constitutes a “technology-driven disruption” and the criteria the subadviser applies to identify “high-conviction opportunities.”  Please provide the Staff with revised disclosure in your response letter.

Response: See the response to comment 18 above.

21) Comment: In the Fund’s strategy, please expand the disclosure to distinguish between foreign companies that are defined as U.S. companies based on their listings and “foreign companies that are denominated in U.S. dollars.”  Clearly state how each term applies for purposes of calculating the Fund’s compliance with its 80% policy and accounting for the remaining 20% bucket.

Response: Registrant directs the Staff to the Fund’s 80% policy as set forth in the principal investment strategies: “Under normal circumstances, the Fund invests at least

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80% of its net assets in securities of U.S. companies in the aforementioned technology sector industries. For these purposes, a ‘U.S. company’ is one whose stock is listed on either the New York Stock Exchange or NASDAQ.”  Therefore, 80% of the Fund’s assets will be invested in technology sector companies whose stock is listed on the either the New York Stock Exchange or NASDAQ.

The disclosure also states, “The Fund may also invest in securities of foreign companies that are denominated in U.S. dollars.”  This strategy is unrelated to the Fund’s 80% policy, and the disclosure is meant simply to inform investors of one of the Fund’s principal investment strategies.  “Securities of foreign companies that are denominated in U.S. dollars” may or may not be listed on the New York Stock Exchange or NASDAQ; if they are, they will be counted towards the Fund’s 80% policy.  If not, they will not be so counted.

Registrant does not believe that further disclosure is necessary or helpful to shareholders, in consideration of General Instruction C.1.(c) of Form N-1A (i.e., the prospectus should avoid including lengthy legal and technical discussions).  Registrant is also not aware of any requirement to “account for the remaining 20% bucket.”

22) Comment: The Fund lists technology sector concentration risk as a principal risk.   Although concentration certainly magnifies the inherent risk of strategies that emphasize technology sector holdings, concentration risk and technology sector risk are distinct principal risks and should be addressed independently.  Please revise accordingly and make corresponding changes to the Item 9 disclosure as well. Please note that this comment also applies to the NVIT J.P. Morgan Digital Evolution Strategy Fund.

Response: Registrant respectfully declines to revise the disclosure as requested.  Registrant notes that, as written, “technology sector concentration risk” describes both generic sector risk (i.e., investments in particular sectors may be more volatile than the overall market and may be more susceptible to financial, market, or economic events affecting particular issuers and industries) and risks specific to investing in the technology sector (i.e., companies may experience volatile swings in demand for their products and services due to rapid intense global competition, a less diversified product line, technological advances, and short product lifespans).

How the Funds Invest

All Funds

23) Comment: Form N-1A states that Item 4 is intended to be a summary section based on the strategy and risk disclosure provided in Item 9.  Accordingly, we believe that Item 9 should discuss the Funds’ strategies and risks in greater detail than is provided in Item 4; however, the Registrant’s disclosure provides substantially identical text in response to both items and seems inconsistent with the layered disclosure approach contemplated by the Form.  Consistent with our prior comments on each Fund’s Item 4

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disclosure, please expand the Item 9 disclosure where providing additional detail is appropriate.

Response: Registrant has expanded the Funds’ Item 9 disclosure in response to the Staff’s comments as described in this response letter and where appropriate.

NVIT J.P. Morgan Large Cap Growth Fund

24) Comment: In the description of “Futures” under the Fund’s key terms, the disclosure states, “The assets underlying futures contracts may be commodities, currencies, securities or financial instruments, or even intangible measures such as securities indexes or interest rates.”  If the Fund anticipates investing in Bitcoin futures, please state this expressly in the Item 4 and 9 principal strategy discussions and supplement the principal risk disclosures to address the unique risks they may pose to a fund.

Response: Registrant confirms that the Fund does not anticipate investing in Bitcoin futures.

Risks of Investing in the Funds

25) Comment: In the last paragraph of “Derivatives risk,” the disclosure discusses the Funds’ anticipated compliance with Rule 18f-4.  In the response letter, please provide a more detailed explanation of the particular risk the Funds anticipate incurring based on compliance with Rule 18f-4.  The Staff may have further comments.

Response: The Registrant has deleted the referenced paragraph and replaced it with the following:

On October 28, 2020, the U.S. Securities and Exchange Commission (“SEC”) adopted new regulations governing the use of derivatives by registered investment companies (“Rule 18f-4”).  A Fund will be required to implement and comply with Rule18f-4 by August 19, 2022.  Once implemented, Rule 18f-4 will impose limits on the amount of derivatives a Fund can enter into, eliminate the asset segregation framework currently used by Funds to comply with Section 18 of the Investment Company Act of 1940, as amended, and require Funds whose use of derivatives is more than a limited specified exposure amount to establish and maintain a comprehensive derivatives risk management program and appoint a derivatives risk manager, among other things.

Statement of Additional Information

26) Comment: Both the NVIT J.P. Morgan Digital Evolution Strategy Fund and NVIT J.P. Morgan US Technology Leaders Fund identify “technology sector concentration risk” as principal.  However, the Funds define “technology sector” in different terms. In

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EDGAR correspondence, please help the Staff understand why biotechnology is only relevant to the NVIT J.P. Morgan Digital Evolution Strategy Fund; why internet, networking, medical technology, and financial technology only appear in the description for the NVIT J.P. Morgan US Technology Leaders Fund; and how these distinctions impact the execution of each Fund’s principal strategies and compliance with its particular concentration policy.

Response: Registrant respectfully notes that the NVIT J.P. Morgan Digital Evolution Strategy Fund and NVIT J.P. Morgan US Technology Leaders Fund are separate and distinct Funds with separate and distinct strategies and concentration policies.  Although each Fund invests at least 25% of its total assets in one or more technology sector industries, the Funds do not necessarily invest in the same technology sector industries, nor are they required to do so.

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In connection with the Registrant’s responses to the SEC Staff’s comments on the Amendment, as requested by the Staff, the Registrant acknowledges that the Registrant is responsible for the adequacy of the disclosure in the Registrant’s filings, notwithstanding any review, comments, action, or absence of action by the Staff.

Please do not hesitate to contact me at (202) 419-8409, or Christopher J. Zimmerman at (202) 419-8402, if you have any questions or wish to discuss any of the responses presented above.

Respectfully submitted,

/s/ Jessica D. Burt
Jessica D. Burt, Esquire

cc:       Allan J. Oster, Esquire
Prufesh R. Modhera, Esquire
Christopher J. Zimmerman, Esquire

FUND SUMMARY: NVIT J.P. MORGAN DIGITAL EVOLUTION STRATEGY FUND

Objective

The NVIT J.P. Morgan Digital Evolution Strategy Fund (the "Fund") seeks long-term capital appreciation.

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund. Sales charges and other expenses that may be imposed by variable insurance contracts are not included. If these charges were reflected, the expenses listed below would be higher. See the variable insurance contract prospectus, which may impose sales charges and other additional contract-level expenses.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Class Y Shares
Management Fees	0.75%
Distribution and/or Service (12b-1) Fees	None
Other Expenses[1]	0.72%
Total Annual Fund Operating Expenses	1.47%
Fee Waiver/Expense Reimbursement[2]	(0.67)%
Total Annual Fund Operating Expenses After Fee Waiver/Expense Reimbursement	0.80%

[1] "Other Expenses" is based on estimated amounts for the current fiscal year.

[2] Nationwide Variable Insurance Trust (the "Trust") and Nationwide Fund Advisors (the "Adviser") have entered into a written contract limiting annual fund operating expenses to 0.80% until at least April 30, 2023. Under the expense limitation agreement, the level to which operating expenses are limited applies to all share classes, excluding any taxes, interest, brokerage commissions, Rule 12b-1 fees, acquired fund fees and expenses, short-sale dividend expenses, administrative services fees, other expenses which are capitalized in accordance with generally accepted accounting principles and expenses incurred by the Fund in connection with any merger or reorganization, and may exclude other nonroutine expenses not incurred in the ordinary course of the Fund's business. The expense limitation agreement may be changed or eliminated only with the consent of the Board of Trustees of the Trust. The Adviser may request and receive reimbursement from the Fund for advisory fees waived or other expenses reimbursed by the Adviser pursuant to the expense limitation agreement at a date not to exceed three years from the date on which the corresponding waiver or reimbursement to the Fund was made. However, no reimbursement may be made unless: (i) the Fund's assets exceed $100 million and (ii) the total annual expense ratio is no higher than the amount of the expense limitation that was in place at the time the Adviser waived the fees or reimbursed the expenses and does not cause the expense ratio to exceed the current expense limitation. Reimbursement by the Fund of amounts previously waived or reimbursed by the Adviser is not permitted except as provided for in the expense limitation agreement.

Example

This Example is intended to help you to compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example, however, does not include charges that are imposed by variable insurance contracts. If these charges were reflected, the expenses listed below would be higher.

This Example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your shares at the end of those time periods. It assumes a 5% return each year and no change in expenses, and any expense limitation or fee waivers that may apply for the periods indicated above under "Fees and Expenses." Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	**3 Years**
Class Y Shares	$82	$399

Portfolio Turnover

The Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs. These costs, which are not reflected in Annual Fund Operating Expenses or in the Example, affect the Fund's performance. No portfolio turnover rate is disclosed as the Fund has not commenced operations as of the date of this Prospectus.

Principal Investment Strategies

The Fund aims to achieve capital appreciation by investing in equity securities of companies whose strategies may benefit from the development of technology-related products, services and processes that enhance mobility and connectivity. The Fund concentrates at least 25% of its total assets in at least one of the following technology industries or any combination

2

FUND SUMMARY: NVIT J.P. MORGAN INNOVATORS FUND

Objective

The NVIT J.P. Morgan Innovators Fund (the "Fund") seeks long-term capital appreciation.

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund. Sales charges and other expenses that may be imposed by variable insurance contracts are not included. If these charges were reflected, the expenses listed below would be higher. See the variable insurance contract prospectus, which may impose sales charges and other additional contract-level expenses.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Class Y Shares
Management Fees	0.75%
Distribution and/or Service (12b-1) Fees	None
Other Expenses[1]	0.72%
Total Annual Fund Operating Expenses	1.47%
Fee Waiver/Expense Reimbursement[2]	(0.67)%
Total Annual Fund Operating Expenses After Fee Waiver/Expense Reimbursement	0.80%

[1] "Other Expenses" is based on estimated amounts for the current fiscal year.

[2] Nationwide Variable Insurance Trust (the "Trust") and Nationwide Fund Advisors (the "Adviser") have entered into a written contract limiting annual fund operating expenses to 0.80% until at least April 30, 2023. Under the expense limitation agreement, the level to which operating expenses are limited applies to all share classes, excluding any taxes, interest, brokerage commissions, Rule 12b-1 fees, acquired fund fees and expenses, short-sale dividend expenses, administrative services fees, other expenses which are capitalized in accordance with generally accepted accounting principles and expenses incurred by the Fund in connection with any merger or reorganization, and may exclude other nonroutine expenses not incurred in the ordinary course of the Fund's business. The expense limitation agreement may be changed or eliminated only with the consent of the Board of Trustees of the Trust. The Adviser may request and receive reimbursement from the Fund for advisory fees waived or other expenses reimbursed by the Adviser pursuant to the expense limitation agreement at a date not to exceed three years from the date on which the corresponding waiver or reimbursement to the Fund was made. However, no reimbursement may be made unless: (i) the Fund's assets exceed $100 million and (ii) the total annual expense ratio is no higher than the amount of the expense limitation that was in place at the time the Adviser waived the fees or reimbursed the expenses and does not cause the expense ratio to exceed the current expense limitation. Reimbursement by the Fund of amounts previously waived or reimbursed by the Adviser is not permitted except as provided for in the expense limitation agreement.

Example

This Example is intended to help you to compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example, however, does not include charges that are imposed by variable insurance contracts. If these charges were reflected, the expenses listed below would be higher.

This Example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your shares at the end of those time periods. It assumes a 5% return each year and no change in expenses, and any expense limitation or fee waivers that may apply for the periods indicated above under "Fees and Expenses." Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years
Class Y Shares	$82	$399

Portfolio Turnover

The Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs. These costs, which are not reflected in Annual Fund Operating Expenses or in the Example, affect the Fund's performance. No portfolio turnover rate is disclosed as the Fund has not commenced operations as of the date of this Prospectus.

Principal Investment Strategies

5

FUND SUMMARY: NVIT J.P. MORGAN LARGE CAP GROWTH FUND

Objective

The NVIT J.P. Morgan Large Cap Growth Fund (the "Fund") seeks long-term capital appreciation.

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund. Sales charges and other expenses that may be imposed by variable insurance contracts are not included. If these charges were reflected, the expenses listed below would be higher. See the variable insurance contract prospectus, which may impose sales charges and other additional contract-level expenses.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Class Y Shares
Management Fees	0.65%
Distribution and/or Service (12b-1) Fees	None
Other Expenses[1]	0.72%
Total Annual Fund Operating Expenses	1.37%
Fee Waiver/Expense Reimbursement[2]	(0.67)%
Total Annual Fund Operating Expenses After Fee Waiver/Expense Reimbursement	0.70%

[1] "Other Expenses" is based on estimated amounts for the current fiscal year.

[2] Nationwide Variable Insurance Trust (the "Trust") and Nationwide Fund Advisors (the "Adviser") have entered into a written contract limiting annual fund operating expenses to 0.70% until at least April 30, 2023. Under the expense limitation agreement, the level to which operating expenses are limited applies to all share classes, excluding any taxes, interest, brokerage commissions, Rule 12b-1 fees, acquired fund fees and expenses, short-sale dividend expenses, administrative services fees, other expenses which are capitalized in accordance with generally accepted accounting principles and expenses incurred by the Fund in connection with any merger or reorganization, and may exclude other nonroutine expenses not incurred in the ordinary course of the Fund's business. The expense limitation agreement may be changed or eliminated only with the consent of the Board of Trustees of the Trust. The Adviser may request and receive reimbursement from the Fund for advisory fees waived or other expenses reimbursed by the Adviser pursuant to the expense limitation agreement at a date not to exceed three years from the date on which the corresponding waiver or reimbursement to the Fund was made. However, no reimbursement may be made unless: (i) the Fund's assets exceed $100 million and (ii) the total annual expense ratio is no higher than the amount of the expense limitation that was in place at the time the Adviser waived the fees or reimbursed the expenses and does not cause the expense ratio to exceed the current expense limitation. Reimbursement by the Fund of amounts previously waived or reimbursed by the Adviser is not permitted except as provided for in the expense limitation agreement.

Example

This Example is intended to help you to compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example, however, does not include charges that are imposed by variable insurance contracts. If these charges were reflected, the expenses listed below would be higher.

This Example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your shares at the end of those time periods. It assumes a 5% return each year and no change in expenses, and any expense limitation or fee waivers that may apply for the periods indicated above under "Fees and Expenses." Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years
Class Y Shares	$72	$368

Portfolio Turnover

The Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs. These costs, which are not reflected in Annual Fund Operating Expenses or in the Example, affect the Fund's performance. No portfolio turnover rate is disclosed as the Fund has not commenced operations as of the date of this Prospectus.

Principal Investment Strategies

The Fund invests in a diversified portfolio of U.S. equity securities using a growth style of investing. "Growth" stocks are those that may have above-average rates of earnings growth and thus may experience above-average increases in stock prices. Under normal circumstances, the Fund invests at least 80% of its net assets in securities of large-cap companies, which are

8

FUND SUMMARY: NVIT J.P. MORGAN US TECHNOLOGY LEADERS FUND

Objective

The NVIT J.P. Morgan US Technology Leaders Fund (the "Fund") seeks long-term capital appreciation.

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund. Sales charges and other expenses that may be imposed by variable insurance contracts are not included. If these charges were reflected, the expenses listed below would be higher. See the variable insurance contract prospectus, which may impose sales charges and other additional contract-level expenses.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Class Y Shares
Management Fees	0.75%
Distribution and/or Service (12b-1) Fees	None
Other Expenses[1]	0.72%
Total Annual Fund Operating Expenses	1.47%
Fee Waiver/Expense Reimbursement[2]	(0.67)%
Total Annual Fund Operating Expenses After Fee Waiver/Expense Reimbursement	0.80%

[1] "Other Expenses" is based on estimated amounts for the current fiscal year.

[2] Nationwide Variable Insurance Trust (the "Trust") and Nationwide Fund Advisors (the "Adviser") have entered into a written contract limiting annual fund operating expenses to 0.80% until at least April 30, 2023. Under the expense limitation agreement, the level to which operating expenses are limited applies to all share classes, excluding any taxes, interest, brokerage commissions, Rule 12b-1 fees, acquired fund fees and expenses, short-sale dividend expenses, administrative services fees, other expenses which are capitalized in accordance with generally accepted accounting principles and expenses incurred by the Fund in connection with any merger or reorganization, and may exclude other nonroutine expenses not incurred in the ordinary course of the Fund's business. The expense limitation agreement may be changed or eliminated only with the consent of the Board of Trustees of the Trust. The Adviser may request and receive reimbursement from the Fund for advisory fees waived or other expenses reimbursed by the Adviser pursuant to the expense limitation agreement at a date not to exceed three years from the date on which the corresponding waiver or reimbursement to the Fund was made. However, no reimbursement may be made unless: (i) the Fund's assets exceed $100 million and (ii) the total annual expense ratio is no higher than the amount of the expense limitation that was in place at the time the Adviser waived the fees or reimbursed the expenses and does not cause the expense ratio to exceed the current expense limitation. Reimbursement by the Fund of amounts previously waived or reimbursed by the Adviser is not permitted except as provided for in the expense limitation agreement.

Example

This Example is intended to help you to compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example, however, does not include charges that are imposed by variable insurance contracts. If these charges were reflected, the expenses listed below would be higher.

This Example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your shares at the end of those time periods. It assumes a 5% return each year and no change in expenses, and any expense limitation or fee waivers that may apply for the periods indicated above under "Fees and Expenses." Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years
Class Y Shares	$82	$399

Portfolio Turnover

The Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs. These costs, which are not reflected in Annual Fund Operating Expenses or in the Example, affect the Fund's performance. No portfolio turnover rate is disclosed as the Fund has not commenced operations as of the date of this Prospectus.

Principal Investment Strategies

The Fund invests in a portfolio of equity securities of technology companies that the subadviser believes the magnitude and/or duration of growth of which is underappreciated by the market. Many, if not most, of the securities in which the Fund invests may be considered to be "growth" stocks, in that they may have above-average rates of earnings growth and thus

11